Ahold set to acquire U.S. Foodservice

National food service distributor with sales of USD 7 billion provides major boost to Ahold growth


Highlights
     o    New additional growth vehicle for Ahold in USA
     o    U.S. Foodservice prominent in food service industry
     o    Considerable synergies with Ahold operations
     o    U.S. Foodservice well positioned in e-commerce
     o    USD 26.00 in cash per share - in transaction worth USD 3.6 billion
     o    Positive impact on EPS growth
     o    Closing anticipated May 2000


Zaandam, The Netherlands / Columbia, Maryland (US), March 7, 2000 - Royal Ahold, the leading international food provider with major operations in the US, Europe and Latin America, today announced it has entered into a merger agreement with America's second largest food service distributor, U.S. FoodserviceTM, to acquire all 101.5 million common shares outstanding. Ahold is offering USD 26.00 in cash per share for a total transaction size of approximately
USD 3.6 billion, including debt.

U.S. Foodservice (NYSE: UFS), with annual sales of over USD 7 billion, distributes food and related products to restaurants and institutional food service establishments across the United States. The transaction turns Ahold USA into a USD 30 billion multi-channel food provider servicing over 20 million US households through its solid store network, institutional operations and the internet.

Leading market position U.S.  Foodservice
U.S. Foodservice is the second largest food distributor in the rapidly-growing US food service market. Annual sales now total over USD 7 billion, including two recent acquisitions. Its sales in fiscal 1999 (July 1, 1998 to June 30, 1999) amounted to USD 6.2 billion.

On January 31, 2000, U.S. Foodservice disclosed second quarter sales growth of 9.3%, net earnings growth of 53% and earnings per share growth of 29%. U.S. Foodservice is listed on the New York Stock Exchange (NYSE:UFS). The company distributes food and related products to restaurants and institutional food service establishments across the United States. Its customer base also includes sports stadiums, hospitals, schools, company cafeterias, government and military facilities. Overall, U.S. Foodservice currently provides over 140,000 companies of varying size with a broad range of items including national signature and private-label brands as well as kitchen equipment and restaurant supplies. The company employs 13,250 people.

Nationwide network for Ahold with major synergy benefits
The acquisition of U.S. Foodservice grants Ahold access to a nationwide food distribution and sales network. The company operates 40 distribution centers with marketing and sales offices, from the Atlantic Ocean, down to Texas across to California and the areas in between. The activities blend well with Ahold's retail operations along the US eastern seaboard. The acquisition presents Ahold with opportunities for nationwide growth in a food service market that has double the growth rate of food retail, is still fragmented and has sales of approximately USD 150 billion.

Ahold  generated  1999 sales of USD 20.3 billion in the United  States and Euros
33.6 billion worldwide. The company sees considerable growth for its US store operations, both autonomously and through acquisitions such as U.S. Foodservice which further expands Ahold's overall business by adding a new strategic and complementary marketing channel for food and related products. Significant synergy benefits in procurement, logistics and distribution, IT, and private label development, are anticipated.

In the food service sector there are further synergies. Ahold operates successfully through its wholly-owned Dutch subsidiary, Deli XL, servicing 30,000 customers in The Netherlands with 1999 sales of Euros 800 million. Ahold's prospective Scandinavian partner, ICA, is also active in the field and holds a leading market position. The acquisition of U.S. Foodservice and Ahold's food service activities in The Netherlands and Scandinavia will total approximately USD 9 billion in sales.

Financial details
The planned transaction to acquire all outstanding shares of U.S. Foodservice amounts to approximately USD 3.6 billion, including debt of USD 925 million. In line with past practice, Ahold intends to finance the transaction through 50% equity and 50% debt. In Spring 2000, the company plans to issue equity and/or equity linked instruments for an amount of approximately Euros 3 billion.

Royal Ahold will commence a cash tender offer to purchase all of the outstanding common shares on March 13, 2000. The tender offer will remain open for 20 business days, unless extended in accordance with the merger agreement, and is conditioned on the tender of a sufficient number of shares to give Royal Ahold ownership of at least a majority of the outstanding shares on a fully diluted basis. Shares not purchased pursuant to the tender offer will be converted into the right to receive the same USD 26 per share in cash in a subsequent merger. The tender offer will also be subject to other customary closing conditions, including the need to obtain antitrust approvals.

The offering also takes into account proportional financing of its stakes in the ICA operation announced December 1999 and transactions in Spain and Central America. Upon completion of the U.S. Foodservice acquisition expected by May 2000, Ahold's annualized US sales will total approximately USD 30 billion. Synergies and cost savings from this transaction are expected to amount to a minimum of USD 75 million by 2001. The acquisition is expected to have a positive impact on Ahold's earnings per share growth in 2000, increasing thereafter.

E-commerce gathers pace at UFS
U.S. Foodservice launched a large-scale e-commerce initiative last November. Through a new business-to-business website which covers the United States (www.nextdaygourmet.com), customers can order a large variety of kitchen equipment, restaurant supplies and specialty food items.

These activities currently are expected to generate sales of approximately USD 100 million annually and are growing fast. The profitable operation, gaining popularity throughout the US, is considered one of the best food services on the internet. U.S. Foodservice's distribution network takes care of next day deliveries. The e-commerce activities also provide categorized health information, such as diet and nutritional advice.

Comments Cees van der Hoeven, Ahold President/CEO
Ahold President Cees van der Hoeven described the planned acquisition of U.S. Foodservice as `fully in line with our growth strategy and our ambition to become the world's best multi-channel food provider. This is a great opportunity and considerably expands our US geographical reach. It provides us with significant additional growth. U.S. Foodservice has enormous potential as it has a solid infrastructure in place and management professionals at the helm. Critical mass and economies of scale along with new synergies will positively impact all our businesses. We're excited and see a very positive future ahead.'

Comments Jim Miller, Chairman and President/CEO U.S. Foodservice
`Teaming up with Ahold is a magnificent step forward for U.S. Foodservice. The new economies of scale now available, the financial means and the sharing of know-how and experience will greatly help U.S. Foodservice to speed up the gains to be made through the huge potential of the food service market. We realized we couldn't do this on our own and needed a strong partner that knows the food business inside out. The transaction with Ahold enables U.S. Foodservice to accelerate its already rapid growth and use today's momentum to the maximum. Joining Ahold and benefiting from their expertise in the food business is going to strengthen U.S. Foodservice's position. It provides access to a global market.'

Comments Bob Tobin, President/CEO Ahold USA
`For Ahold, the planned acquisition of U.S. Foodservice is a major strategic leap forward. We now have direct access to the rapidly expanding US food service market and enter this new business channel in a prominent position. We see food services complementing our operations in a natural way with some of U.S. Foodservice's activities also proving highly valuable for our existing stores. This acquisition opens up a new growth corridor and elevates us from the position of supermarket operator to multi-channel food provider. I'm also particularly excited that this acquisition makes us a national player for the first time. The distribution and marketing network across the US adds tremendous value to our company, including the e-commerce business with home delivery, as started by U.S. Foodservice. We're gaining a second platform for considerable growth and that's wonderful news. We are also familiar with their excellent management team. They share our values and strategies and have a culture that will welcome knowledge sharing and business synergies.'

Royal Ahold
Royal Ahold operates 4,000 supermarkets, hypermarkets, and other store formats in the United States, Europe, Latin America and Asia. 1999 sales amounted to Euros 33.6 billion. Ahold services the food needs of over 30 million loyal customers every week. Last year, the company announced its intention to become 50% owner of the ICA Group, Scandinavia's leading food retail group, adding a further 3,100 stores to its tally and ranking Ahold among Europe's major players. After completion of the transaction with U.S. Foodservice, Ahold will rank 4th in the US in terms of sales. On March 7, 2000 Ahold also announced record earnings for 1999. Increasing by 37% net profit amounted to Euros 752.1 million with 25% earnings per share growth and a 29% dividend increase. Ahold shares are listed in Amsterdam (Ahold) and as ADRs on the New York Stock Exchange (AHO). Ahold shares are also listed in Zurich, Switzerland. Ahold's website can be found at www.ahold.com.

Ahold in the US
Ahold has been active in the US since 1977 and currently owns five large and highly successful supermarket operating companies along the eastern seaboard. The combined store count is 1,063 and 1999 sales amounted to USD 20.3 billion. The five Ahold operating companies are: Tops Markets, Stop & Shop, Giant-Landover, Giant-Carlisle and BI-LO.



Ahold Public Relations: +31 75 659 5720.
After office hours: Hans Gobes  +31 655 822 298, Jan Hol  +31 622 933 137.

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Royal Ahold press  releases  may contain  `forward-looking'  statements.  Actual results may differ from such statements as they may have been influenced by factors beyond the Company's ability to control, as more fully discussed in
Royal        Ahold's        Annual        Report       on       Form       20-F.
--------------------------------------------------------------------------------

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject
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estimate precisely, such as future market and economic conditions,  the behavior of other market  participants,  the ability to successfully  integrate  acquired
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reports.   Readers  are  cautioned   not  to  place  undue   reliance  on  these
forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to publicly release any
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after the date of these materials.


U.S. Foodservice stockholders are advised to read the tender offer statement regarding the acquisition of U.S. Foodservice referenced in this press release, which will be filed by Ahold Acquisition Inc. and Koninklijke Ahold N.V. with the U.S. Securities and Exchange Commission and the related solicitation/recommendation statement which will be filed by U.S. Foodservice with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all stockholders of U.S. Foodservice, at no expense to them, by contacting information agent, Morrow & Co., Inc. Stockholders please call US 800 566 9061. These documents also will be available at no charge at the SEC's website at www.sec.gov.